UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 24, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  MTV Networks broadcaster VIVA enters German mobile market in partnership with E-Plus, dated 24 August, 2005.

Press Release

Date
August 24, 2005
Number
MTV Networks broadcaster VIVA enters German mobile market in partnership with E-Plus	041pe

KPN’s German mobile unit E-Plus has agreed a strategic co-operation with music and entertainment channel VIVA, an MTV Networks broadcaster in Germany. Starting this autumn, VIVA will market tailor-made mobile services for its core youth audience under its own brand.

This new development in Germany underlines KPN’s commitment to develop tailored offers for specific customer segments under differentiating and exclusive labels, either own brands or those of strong partners. The agreement between E-Plus and VIVA follows a similar collaboration between KPN subsidiary BASE and music channel TMF, also a broadcaster of MTV Networks, in Belgium.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 25, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel